UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VeraSun Energy Corporation

(Name of Issuer)

Common Stock, par value of $.01 per share.

(Title of Class of Securities)

92336G 10 6

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons Roland “Ron” J. Fagen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 377,254

	6.	Shared Voting Power 13,079,161

	7.	Sole Dispositive Power 377,254

	8.	Shared Dispositive Power 13,079,161

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,456,415

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons Diane K. Fagen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 141,345

	6.	Shared Voting Power 13,079,161

	7.	Sole Dispositive Power 141,345

	8.	Shared Dispositive Power 13,079,161

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,220,506

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons Platte Valley Energy, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,229,300

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,229,300

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,229,300

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons FDC Ethanol, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,622,417

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,622,417

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,622,417

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons Global Ethanol, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,569,319

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,569,319

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,569,319

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) 00

CUSIP No. 92336G 10 6

1.	Names of Reporting Persons Global Ethanol, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 658,125

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 658,125

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 658,125

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 92336G 10 6

Item 1.
	(a)	Name of Issuer VeraSun Energy Corporation
	(b)	Address of Issuer’s Principal Executive Offices 110 N. Minnesota Avenue, Suite 300 Sioux Falls, South Dakota 57104

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being filed by Roland “Ron” J. Fagen and his spouse, Diane K. Fagen, Platte Valley Energy, LLC, FDC Ethanol, LLC, Global Ethanol, LLC, and Global Ethanol, Inc. (collectively, the “Reporting Persons”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 11, 2009, a copy of which is attached as Exhibit A.

	(b)	Address of Principal Business Office or, if none, Residence The business address of the Reporting Persons is 501 West Highway 212, Granite Falls, Minnesota 56241.
	(c)	Citizenship Both Mr. and Mrs. Fagen are citizens of the United States.
	(d)	Title of Class of Securities Common Stock, par value of $.01 per share.
	(e)	CUSIP Number 92336G 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. 92336G 10 6

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Roland “Ron” J. Fagen:
	(a)	Amount beneficially owned: 13,456,415
	(b)	Percent of class: 8.4%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 377,254
		(ii)	Shared power to vote or to direct the vote 13,079,161
		(iii)	Sole power to dispose or to direct the disposition of 377,254
		(iv)	Shared power to dispose or to direct the disposition of 13,079,161

Diane K. Fagen:
(a)	Amount beneficially owned: 13,220,506
(b)	Percent of class: 8.2%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 141,345
	(ii)	Shared power to vote or to direct the vote 13,079,161
	(iii)	Sole power to dispose or to direct the disposition of 141,345
	(iv)	Shared power to dispose or to direct the disposition of 13,079,161

CUSIP No. 92336G 10 6

Platte Valley Energy, LLC:
(a)	Amount beneficially owned: 7,229,300
(b)	Percent of class: 4.5%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 7,229,300
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 7,229,300
	(iv)	Shared power to dispose or to direct the disposition of 0

FDC Ethanol, LLC:
(a)	Amount beneficially owned: 1,622,417
(b)	Percent of class: 1%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 1,622,417
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 1,622,417
	(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No. 92336G 10 6

Global Ethanol, LLC:
(a)	Amount beneficially owned: 3,569,319
(b)	Percent of class: 2.2%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 3,569,319
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 3,569,319
	(iv)	Shared power to dispose or to direct the disposition of 0

Global Ethanol, Inc.:
(a) Amount beneficially owned: 658,125
(b) Percent of class: 0.4%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 658,125
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 658,125
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.
☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 92336G 10 6

Item 10.	Certification

Each person signing below certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2009

/s/ Ron Fagen		/s/ Diane Fagen
Roland “Ron” J. Fagen		Diane K. Fagen

PLATTE VALLEY ENERGY, LLC		FDC ETHANOL, LLC

By	/s/ Ron Fagen	By	/s/ Ron Fagen
Its	President	Its	President

GLOBAL ETHANOL, LLC		GLOBAL ETHANOL, INC.

By	/s/ Ron Fagen	By	/s/ Ron Fagen
Its	President	Its	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of the undersigned of shares of Common Stock of VeraSun Energy Corporation is being filed on behalf of each of the individuals named below.

Dated: February 11, 2009

/s/ Ron Fagen
Roland “Ron” J. Fagen

/s/ Diane Fagen
Diane K. Fagen

PLATTE VALLEY ENERGY, LLC

By	/s/ Ron Fagen
Its	President

FDC ETHANOL, LLC

By	/s/ Ron Fagen
Its	President

GLOBAL ETHANOL, LLC

By	/s/ Ron Fagen
Its	President

GLOBAL ETHANOL, INC.

By	/s/ Ron Fagen
Its	President